UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d—100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SYMMETRICOM, INC.

(Name of Subject Company)

PETT ACQUISITION CORP.

(Offeror)

MICROSEMI CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

871543104

(Cusip Number of Class of Securities)

David Goren, Esq.

Senior Vice President, Business Affairs and Chief Legal and Compliance Officer

Microsemi Corporation

One Enterprise,

Aliso Viejo California 92656

(949) 380-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Warren T. Lazarow, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road
Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
N/A*	N/A*

*  A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                 Third-party tender offer subject to Rule 14d-1.

☐                   Issuer tender offer subject to Rule 13e-4.

☐                   Going-private transaction subject to Rule 13e-3.

☐                   Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer (the “Offer”) by PETT Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Microsemi Corporation, a Delaware corporation (“Microsemi”), to purchase all of the shares of common stock, par value $0.0001 per share of Symmetricom, Inc., a Delaware corporation (“Symmetricom”), that are issued and outstanding at a price of $7.18 per Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes pursuant to an Agreement and Plan of Merger, dated as of October 21, 2013, by and among Purchaser, Microsemi, and Symmetricom.

ADDITIONAL INFORMATION

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Symmetricom or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Microsemi. Following commencement of the tender offer, a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Symmetricom. The offer to purchase shares of Symmetricom common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Microsemi and PETT Acquisition Corp., a wholly owned subsidiary of Microsemi, and the solicitation/recommendation statement will be filed with the SEC by Symmetricom. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement.

EXHIBIT INDEX

Exhibit 99.1	Transcript of Investor Conference held by Microsemi Corporation on October 21, 2013.

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